

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2012

<u>Via Facsimile</u>
Mr. Steven S. Fishman
Chief Executive Officer
Big Lots, Inc.
300 Phillipi Road
P.O. Box 28512
Columbus, Ohio 43228-5311

  Re: Big Lots, Inc.
    Form 10-K for Fiscal Year Ended January 29, 2011
    Filed March 30, 2011
    File No. 001-08897

Dear Mr. Fishman:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ Jennifer Thompson

            Jennifer Thompson
            Accounting Branch Chief